GOLDEN GOLIATH RESOURCES LTD.

910 - 688 West Hastings Street

Vancouver, BC V6B 1P1

INFORMATION CIRCULAR

AS AT MARCH 22, 2017

This Information Circular accompanies the Notice of the Annual General Meeting (the “Meeting”) of the holders (“shareholders”) of common shares (“Common Shares”) of GOLDEN GOLIATH RESOURCES LTD. (the “Corporation”) to be held at Suite 910 – 688 West Hastings Street, Vancouver  BC on April 18, 2017 at 1:00 p.m., and is furnished in connection with a solicitation of proxies by the Board of Directors of the Corporation for use at that Meeting and at any adjournment thereof. The solicitation will be by mail.  Proxies may also be solicited personally by regular employees of the Corporation.  The Corporation does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by agents.  The cost of solicitation will be borne by the Corporation.

GENERAL PROXY INFORMATION

Appointment of Proxyholder

A duly completed form of proxy will constitute the persons named in the enclosed form of proxy as the shareholder’s proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting By Proxy

Common Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed by management at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

Non-Registered Shareholders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Corporation has elected to send the Notice of Meeting and this Information Circular (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through intermediaries to the OBOs.  The Corporation is not relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting.

The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.  Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs.  Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare Investor Services Inc.; or

(b)

more typically, be given a voting instruction form (“VIF”) which is not signed by the intermediary, and which, when properly completed and signed by the OBO and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow.

The Corporation will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the Meeting Materials and related documents.  Accordingly, an OBO will not receive copies of the Meeting Materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

The Meeting Materials are being sent to both registered shareholders of the Corporation and Non-Registered Holders.  If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a Proxy form.  By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Common Shares owned by the NOBO.

VIFs, whether provided by the Corporation or by an intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.  The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on the Non-Registered Holder’s behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or the Non-Registered Holder’s nominee, the right to attend and vote at the Meeting.

Non-Registered Holders should return their voting instructions as specified in the VIF sent to them.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Although Non-Registered Holders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker, agent or nominee, a Non-Registered Holder may attend the Meeting as a proxyholder for a registered shareholder and vote Common Shares in that capacity.  Non-Registered Holders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

Revocability of Proxy

A registered shareholder who has given a proxy may revoke it by a duly signed instrument in writing that is (a) received at the registered office of the Corporation at any time up to and including the last business day before the day set for the holding of the Meeting, or (b) provided at the Meeting to the chair of the Meeting before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law.

NOBOs who wish to revoke their voting instructions should contact Computershare Investor Services Inc. at telephone number 1-800-564-6253.  OBOs who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instruction.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only Common Shares carry voting rights at the Meeting with each Common Share carrying the right to one vote.  The board of directors of the Corporation (the “Board of Directors” or “Board”) has fixed March 14, 2017 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting.  As at March 14, 2017, 106,660,889 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation other than:

Name of Shareholder	Number of Shares	Percentage of Issued Shares
CDS & Co.(1)	101,416,675	95.0%
Concept Capital Management Ltd.(1)	14,444,444	13.5%

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Corporation’s Articles, the quorum for the transaction of business at the Meeting consists of two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the outstanding Common Shares.  A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

ELECTION OF DIRECTORS

The Corporation currently has five directors.  At the Meeting, shareholders will be asked to fix the number of directors at four and to elect four directors.  The persons named below are the five nominees of management for election as directors, all of whom are current directors of the Corporation.  Each director elected will hold office until the next annual general meeting or until the director’s successor is elected or appointed unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Corporation or the Business Corporations Act (British Columbia).  It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in such shareholder’s Proxy that such shareholder’s Common Shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Corporation presently held by the nominee; the nominee’s principal occupation or employment presently and during the last five years; the period during which the nominee has served as a director; and the number of Common Shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of August 31, 2016.

Name, place of residence and positions with the Corporation	Director since	Common Shares beneficially owned or controlled	Principal occupation, business or employment presently and during last five years
J. PAUL SORBARA British Columbia, Canada President, CEO & Director	1997	929,970(4)	Geologist; President and Director of Minera Delta S.A. de C.V. since 1992; President and Director of Sorbara Geological Consulting Limited since August 1986
STEPHEN PEARCE (3) British Columbia, Canada CFO, Secretary & Director	2006	80,000	Lawyer since 1997; Independent Consultant since 2008
DANIEL NOFRIETTA FERNANDEZ Chihuahua, México Director	1997	1,067,000	Geologist and President and Director of Exploration of Minera Delta S.A.de C.V. since July 1992
EDWARD SORBARA(3) Ontario, Canada Director	1997	361,625	Principal, the Sorbara Group and President and Director of Sorbara Services Limited, a real estate development and investment group since 1967
FRANK HOGEL (3) Baden Württemberg, Germany Director	2014	Nil

Mr. Högel currently serves as President and Chief Executive Officer of Peter Beck Performance Fonds and Peter Beck and Partner Asset Management Company Limited and has been in such positions since 2002

(1)	Member of Audit Committee

.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Stephen Pearce was a director of Fall River Resources Ltd. (now Rampart Energy Limited. “Rampart”) when it received a cease trade order from the British Columbia Securities Commission (“BCSC”) on June 12, 2007 for failure to file the required financial information. The order was revoked on July 25, 2007. Subsequently, cease trade orders were issued by the BCSC and the Alberta Securities Commission against Rampart on March 11, 2008 and June 11, 2008, respectively, both of which remain in effect.  Rampart voluntarily delisted from the TSX Venture Exchange on September 20, 2007 and is currently listed on the Australian Stock Exchange.  Stephen Pearce is a director of Flying A Petroleum which is subject to a cease trade order from the British Columbia Securities Commission on January 2, 2015 for failure to file the required financial statements.  The order is still in effect.  Previously, Flying A Petroleum was subject to cease trade orders on August 23, 2012 until September 14, 2012, July 31, 2012 and June 3, 2009 to December 16, 2009.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)

“Chief Executive Officer” or “CEO” means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)

“Chief Financial Officer” or “CFO” means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)

“Named Executive Officer” or “NEO” means each of the following individuals:

(i)

a CEO;

(ii)

a CFO;

(iii)

each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(iv)

each individual who would be an NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Named Executive Officers

During the fiscal year ended August 31, 2016, the Issuer had two Named Executive Officers, namely:

(a)

J. Paul Sorbara, Chief Executive Officer of the Issuer since 1997; and

(b)

Stephen Pearce, Chief Financial Officer of the Issuer since 2006.

Compensation Discussion and Analysis

In determining executive compensation, the Corporation has relied solely on Board of Directors discussion without any formal objectives, criteria and analysis.  The Board of Directors has not established any compensation committee nor any policies and practices to determine the compensation for the Corporation’s directors and executive officers.  The Board of Directors has not retained any compensation consultant since the completion of its last financial year to assist the Board of Directors in determining compensation for any of the Corporation’s directors or executive officers.

The Corporation's executive compensation program is comprised of base salary, annual cash bonuses, indirect compensation (benefits) and long-term incentives in the form of stock options. The Corporation’s executive compensation practices are designed to attract and retain talented personnel capable of achieving the Corporation’s objectives. The Corporation also utilizes compensation programs to motivate and reward the Corporation’s executives for the ultimate achievement of the Corporation’s goals. The Corporation makes use of complementary short-term and long-term incentive programs intended to provide fair, competitive and motivational rewards in the short-term while ensuring that executive’s long-term objectives remain aligned with those of the shareholders.

The base salaries for all executives are paid within salary ranges established by the Board of Directors for each position based on scope and level of responsibility. Individual salaries within the range are determined by that executive’s competence, skill level, and experience and market influences. Annual cash bonuses may be given based on subjective criteria, including the Corporation’s ability to pay such bonuses, individual performance, the executive’s contributions to achieving the Corporation's objectives, and other competitive considerations.

Neither the Board of Directors, nor any committee of the Board of Directors, has considered the implications of the risks associated with the Corporation’s compensation policies and practices.

No NEO or director of the Corporation is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

The Corporation does not presently anticipate making any significant changes to its compensation policies and practices in respect of its financial year ending August 31, 2017.

Option-Based Awards

Stock options are granted pursuant to the Corporation’s Stock Option Plan (the “Plan”) to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. Previous grants of incentive stock options are taken into account when considering new grants.

Implementation of any new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Corporation's Board of Directors.

Summary Compensation Table

The following table sets forth the compensation of each Named Executive Officer for each of the three most recently completed fiscal years.

Name & principal position	Year[1]	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)
					Annual incentive plans (f1)	Long-term incentive plans (f2)	Pension value ($)	All other compen-sation ($)(2)	Total Compen- sation ($)
J. Paul Sorbara, CEO	2016 2015 2014	$120,000 $120,000 $120,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$120,000 $120,000 $120,000
Stephen Pearce(4) CFO	2016 2015 2014	$24,000 $24,000 $47,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$24,000 $24,000 $47,000
(1)

Refers to options granted under the Corporation’s stock option plan.  This is a non-cash item and the fair market value of option-based awards does not represent actual amounts paid or received.  The Black-Scholes pricing methodology is used in the estimate of such fair value as it is an established calculation widely used by the financial industry for securities valuations.  There is no difference to the fair value on the grant date under IFRS.

(2)

The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer’s total compensation for the financial year.

(3)									J. Paul Sorbara was appointed CEO on 1997. The amount under “Salary” represents a management fee of $10,000 per month.
(4)									Stephen Pearce was appointed CFO on 2006. The amount under “Salary” represents a management fee of $2,000 per month.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all share-based and option-based awards granted to the Named Executive Officers that were outstanding at August 31, 2016:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
J. Paul Sorbara	800,000	$0.085	July 11, 2021	Nil	N/A	N/A
Stephen Pearce	600,000	$0.085	July 11, 2021	Nil	N/A	N/A
(1)	Value using the closing price of Common Shares of the Corporation on the TSX Venture Exchange on August 31, 2016 of $0.01 per share, less the exercise price per share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value vested or earned during the year ended August 31, 2016 in respect of incentive awards to the Named Executive Officers:

Name	Option-based awards – Value vested during the year (value if exercised on the vesting date) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plans compensation – Value earned during the year ($)
J. Paul Sorbara	Nil	N/A	N/A
Stephen Pearce	Nil	N/A	N/A

Pension Plan Benefits

The Corporation does not have a pension plan.

Termination and Change of Control Benefits

Other than as disclosed below, there are no compensatory plans, contracts or arrangements between the Corporation and any Named Executive Officer, where the Named Executive Officer is entitled to receive more than $50,000 from the Corporation, including periodic payments or instalments, in the event of:

(a)

the resignation, retirement or any other termination of employment of the Named Executive Officer’s employment with the Corporation;

(b)

a change of control of the Corporation; or

(c)

a change of the Named Executive Officer’s responsibilities following a change in control.

Director Compensation

There are no formal arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants. The following table sets forth particulars of all compensation paid during the year ended August 31, 2016 to then directors of the Corporation who were not Named Executive Officers:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
Daniel Nofrietta Fernandez	Nil	$24,000	Nil	Nil	Nil	Nil	$24,000
Edward Sorbara	Nil	$24,000	Nil	Nil	Nil	Nil	$24,000
Frank Högel	Nil	$24,000	Nil	Nil	Nil	Nil	$24,000

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth particulars of all share-based and option-based awards outstanding at August 31, 2016 that were granted to then directors of the Corporation who were not Named Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Daniel Nofrietta Fernandez	600,000	$0.085	July 11, 2021	Nil	N/A	N/A
Edward Sorbara	400,000	$0.085	July 11, 2021	Nil	N/A	N/A
Frank Högel	400,000	$0.085	July 11, 2021	Nil	N/A	N/A
(1)					Value using the closing price of common shares of the Corporation on the TSX Venture Exchange on August 31, 2016 of $0.01 per share, less the exercise price per share.
(2)					As at August 31, 2016, all of these stock options had fully vested.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value vested or earned during the year ended August 31, 2016 in respect of incentive awards to then directors of the Corporation who were not Named Executive Officers:

Name	Option-based awards – Value vested during the year (value if exercised on the vesting date) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plans compensation – Value earned during the year ($)
Daniel Nofrietta Fernandez	Nil	N/A	N/A
Edward Sorbara	Nil	N/A	N/A
Frank Högel	Nil	N/A	N/A

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to all compensation plans under which equity securities are authorized for issuance as of August 31, 2016:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights at fiscal year end (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans at fiscal year end (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	3,400,000(1)	N/A	7,266,088(2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,400,000	$0.085	7,266,088
(1)	The Plan is the only equity compensation plan in this category.
(2)

The Corporation has a rolling stock option plan.  The aggregate number of common shares reserved for issuance is a maximum of 10% of the issued and outstanding share capital of the Corporation at the date of grant.  As at August 31, 2016 7,266,088 options remained available for issuance.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at the date hereof, no director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Corporation or any of its subsidiaries, and no former executive officer, director or employee of the Corporation or any of its subsidiaries, is indebted to the Corporation or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Corporation, no informed person (i.e. insider) of the Corporation, no proposed director of the Corporation, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since September 1, 2016 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy form intend to vote for the appointment of Morgan & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Corporation to hold office until the next annual general meeting of shareholders and to authorize the Board of Directors to fix the remuneration of the auditor.  Morgan & Company LLP has been the auditor of the Corporation since 2006.

AUDIT COMMITTEE DISCLOSURE

The Charter of the Corporation’s Audit Committee and the other information required to be disclosed by Form 52-110F2 is attached to this Information Circular as Schedule “A”.

MANAGEMENT CONTRACTS

Other than as disclosed herein, no management functions of the Corporation are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

CORPORATE GOVERNANCE

The following description of the corporate governance practices of the Corporation is provided further to National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) and the disclosure prescribed for “Venture Issuers” such as the Corporation.

Board of Directors

The Board of Directors of the Corporation facilitates its exercise of independent supervision over the Corporation’s management through frequent meetings of the Board.  The Board of Directors currently consists of five directors, a majority of whom are considered “independent”.

Each of Edward Sorbara, and Frank Högel, directors of the Corporation, is “independent” in that he is independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than the interests and relationships arising from shareholdings and consulting fees.

J. Paul Sorbara is not considered “independent” due to the fact that he is the President and CEO of the Corporation, Daniel Nofrietta Fernandez, is not considered “independent” due to the fact that he manages the Corporation’s Mexican operations and Stephen Pearce is not considered “independent” due to the fact that he is the CFO of the Corporation.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Name of Director	Reporting Issuer
J. Paul Sorbara	Vanadiumcorp Resource Inc.
Stephen Pearce	Ashburton Ventures Inc., Centenera Mining Corporation, Flying A Petroleum Ltd., Metallic Minerals Corp., Wildflower Marijuana Inc. and Vanadiumcorp Resource Inc.
Frank Hogel	Canamex Resources Corp., Oremex Silver Inc. and Passport Potash Inc.

Orientation and Continuing Education

The Board of Directors of the Corporation briefs all new directors with the policies of the Board of Directors and other relevant corporate and business information.  The Board has not currently established criteria for the continuing education of directors.

Ethical Business Conduct

The Board of Directors has not adopted a formal written code of ethics.  The Board expects that fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law, as well as provisions under corporate legislation for required disclosures by directors and officers to the Corporation of transactions with the Corporation in which they may have an interest and of any other conflicts of duties and interests, are sufficient to ensure that these persons conduct themselves in the best interests of the Corporation.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the Board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction.  The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Corporation or an affiliate of the Corporation, (ii) is for indemnity or insurance for the benefit of the director in connection with the Corporation, or (iii) is with an affiliate of the Corporation.  If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Corporation at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Corporation for any profit realized from the contract or transaction.  Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Corporation and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of the shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board of Directors as a whole conducts reviews with regard to directors’ compensation and executive compensation (including for the CEO) once a year.  To make its recommendation on directors’ and executive compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors and executives of comparable publicly traded Canadian companies.

Other Board Committees

The only current standing committee of the Board of Directors is the Audit Committee.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management, and the strategic direction and processes of the Board and its committees to help ensure that the Board, its committees and individual directors are performing effectively.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

In accordance with the Exchange’s Corporate Finance Policy 4.4 “Incentive Stock Options” (the “Policy”), the directors of the Corporation have adopted a Stock Option Plan, subject to shareholder and Exchange approval.  The Plan complies with the requirements of the Policy for Tier 2 issuers.  Under the Plan, a maximum of 10% of the issued and outstanding shares of the Corporation are proposed to be reserved at any time for issuance on the exercise of stock options.  As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Corporation, the Plan is considered to be a “rolling” stock option plan.  A copy of the Plan will be available for review by the shareholders at the Meeting.

Particulars of the Plan

If adopted, the pertinent terms and conditions of the Plan are as follows:

(a)

The purpose of the Plan is to encourage common stock ownership in the Corporation by directors, officers, employees and consultants of the Corporation, and to reward those parties for advancing the interests of the Corporation;

(b)

The Plan will be administered by the Board of Directors of the Corporation who will have the full authority and sole discretion to grant options under the Plan to any eligible party, including themselves;

(c)

The maximum number of shares that may be reserved for issuance under the Plan will be a rolling number not to exceed 10% of the issued and outstanding shares of the Corporation at the time of the stock option grant;

(d)

The exercise price of options granted under the Plan will be set by the Board of Directors at the time of grant and will not be less than the Discounted Market Price of the Corporation’s shares as set out in the policies of the Exchange;

(e)

The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof,

(f)

Options may be granted under the Plan exercisable over a period not exceeding five years;

(g)

Options covering not more than 5% of the issued and outstanding shares of the Corporation may be granted to any one individual in any 12 month period;

(h)

No more than 2% of the issued and outstanding shares of the Corporation may be granted to any one “consultant” in any 12 month period and no more than an aggregate of 2% of the issued and outstanding shares of the Corporation may be granted to an employee conducting “investor relations activities” (as such terms are defined in Exchange policies);

(i)

Options may only be exercised while the optionee is a director, officer, employee or consultant to the Corporation, or within a reasonable period of time after ceasing to be so, or, in the case of an employee conducting investor relations activities, within 30 days after ceasing employment;

(j)

Notwithstanding item (i), an optionee’s heirs or administrators shall have one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee;

(k)

The options shall not be assignable or transferable by an optionee;

(l)

The obligation of the Corporation to issue and deliver common shares under the Plan will be subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation; and

(m)

The Board of Directors may from time to time, subject to regulatory approval, amend or revise the terms of the Plan.

The policies of the Exchange provide that, where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the issued and outstanding shares of the Corporation, or the issuance within a one-year period of a number of shares exceeding 10% of the issued and outstanding shares of the Corporation, approval of the plan by the Corporation’s shareholders is required.

The policies of the Exchange further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

(a)

the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(b)

the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(c)

the issuance to any one optionee, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders’ meeting, being a majority of the votes cast by all shareholders of the meeting excluding shares beneficially owned by insiders to whom options may be granted under the Plan and associates of such persons.  As the Plan will not set out any restrictions in respect to issuances to insiders or their associates, the approval of disinterested shareholders is required.

If the Plan is not adopted, options will be granted and amended from time to time, subject to Exchange approval in each instance.

Accordingly, the shareholders of the Corporation will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

The adoption of the Corporation’s Stock Option Plan be ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange;

2.

The Corporation be authorized to grant stock options for up to 10% of the common shares of the Corporation outstanding from time to time pursuant and subject to the terms and conditions of the Stock Option Plan;

3.

The previous existing stock options granted to directors, officers and other insiders be ratified, confirmed and approved; and that all existing stock options becoming subject to the provisions of the Stock Option Plan upon adoption by the Corporation;

4.

The Board of Directors be authorized on behalf of the Corporation to make any amendments to the Stock Option Plan as may be required by regulatory authorities, without further approval of the Shareholders of the Corporation, in order to ensure adoption of the Stock Option Plan;

5.

Notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, without further resolution of shareholders, approval is hereby given to the Board of Directors of the Corporation, in their sole discretion, to revoke this resolution at any time and refrain from implementing the Stock Option Plan; and

6.

Any one director or officer of the Corporation be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.”

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Corporation, no management nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation’s last completed financial year, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed herein.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Financial information relating to the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its financial year ended August 31, 2016, which are available on SEDAR at www.sedar.com and may also be obtained by sending an email request to the Corporation at ab@vanadiumcorp.com..

DATED at Vancouver, B.C., this 22nd day of March, 2017.

BY ORDER OF THE BOARD OF DIRECTORS,

“J. Paul Sorbara”

J. Paul Sorbara,

President & CEO

SCHEDULE “A”

AUDIT COMMITTEE DISCLOSURE (FORM 52-110F2)

ITEM 1:

AUDIT COMMITTEE CHARTER

The Corporation’s Audit Committee Charter is attached hereto as Appendix 1.

ITEM 2:

COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Committee are Frank Hogel, Edward Sorbara and Stephen Pearce, each of whom is considered “independent” (as that term is defined in National Instrument 52-110 (the “Instrument”) of the Canadian Securities Administrators), except for Stephen Pearce, CFO of the Corporation.  All of the members of the Committee are considered “financially literate” as that term is defined in the Instrument, in that they have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto.

ITEM 3:

RELEVANT EDUCATION AND EXPERIENCE

Frank Högel– Frank Högel currently serves on numerous boards of public companies, including audit committees from time to time. He currently serves as President and Chief Executive Officer of Peter Beck Performance Fonds and Peter Beck and Partner Asset Management Company Limited giving him broad financial experience.

Edward Sorbara – Edward Sorbara is the principal of the Sorbara Group and President and Director of Sorbara Services Limited, a real estate development and investment group which gives him a broad financial experience.

Stephen Pearce - Stephen Pearce has a law degree from the University of British Columbia and an Honours Bachelors Degree in economics from York University with an emphasis on corporate finance.  Mr. Pearce serves as a director and officer, including CFO, of several resource-related public companies.  He has served on the audit committee of over a dozen public and private companies and chaired various audit committees.

ITEM 4:

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Corporation’s Board of Directors.

ITEM 5:

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Corporation’s last financial year has the Company relied on the exemption in section 2.4 of the Instrument (de minimis non-audit services) or an exemption from the Instrument, in whole or in part, granted under Part 8 of the Instrument by a securities regulatory authority or regulator.

ITEM 6:

PRE-APPROVAL OF POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have not been formulated or adopted by the Committee.  Subject to the requirements of the Instrument, the engagement of non-audit services is considered by the Corporation’s Board of Directors, and where applicable by the Committee, on a case by case basis.

ITEM 7:

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Corporation by the external auditor in each of the last two fiscal years is as follows:

	2016	2015
Audit Fees	$23,700	$21,750
Audit-Related Fees(1)	Nil	Nil
Tax Fees(2)	$1,500	$1,400
All Other Fees(3)	$6,000	5,900
TOTAL FEES	$31,200	$29,050
(1)	Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and that are not reported under “Audit Fees”.
(2)

Pertains to professional services for tax compliance, tax advice, and tax planning.  The nature of the services comprising the fees disclosed under this category includes preparing and filing the Corporation’s tax return and filing for the Corporation’s tax credits in Quebec.

(3)	Pertains to products and services other than services reported under the other categories

.

ITEM 8:

EXEMPTION

The Corporation is relying on the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.

APPENDIX 1

GOLDEN GOLIATH RESOURCES LTD.

AUDIT COMMITTEE CHARTER

MANDATE

The primary function of the audit committee (the “Committee”) of Golden Goliath Resources Ltd. (the “Corporation”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting and the Corporation’s auditing, accounting and financial reporting processes.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements.

•

Review and appraise the performance of the Corporation’s external auditors (the “Auditor”).

•

Provide an open avenue of communication among the Corporation’s auditors, management and the Board of Directors.

COMPOSITION, PROCEDURES AND ORGANIZATION

The Committee shall consist of at least three members.  Each member must be a director of the Corporation.  A majority of the members of the Committee shall not be executive officers or employees of the Corporation or of an affiliate of the Corporation.  At least one (1) member of the Committee shall be financially literate.  All members of the Committee who are not financially literate will work towards becoming financially literate to obtain working familiarity with basic finance and accounting practices.  For the purposes of this Charter, the term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The members of the Committee shall be appointed by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.  The Chair shall be financially literate.

The Board of Directors may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

MEETINGS OF THE COMMITTEE

Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.  Unless all members are present and waive notice, or those absent waive notice before or after a meeting, the Chairman will give the Committee members 24 hours’ advance notice of each meeting and the matters to be discussed at such meeting.  Notice may be given personally, by telephone, by facsimile or e-mail.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Corporation’s annual financial statements and, if the Committee determines it to be necessary or appropriate, at any other meeting.  On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Corporation.

At each meeting of the Committee, a quorum shall consist of a majority of members that are not officers or employees of the Corporation or of an affiliate of the Corporation.  A member may participate in a meeting of the Committee in person or by telephone if all members participating in the meeting, whether in person or by telephone or other communications medium other than telephone are able to communicate with each other and if all members who wish to participate in the meeting agree to such participation.

The Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Corporation’s financial statements.

The Committee may invite to its meetings any director, any manager of the Corporation, and any other person whom it deems appropriate to consult in order to carry out its responsibilities.

RESPONSIBILITIES AND DUTIES

To fulfil its responsibilities and duties, the Committee shall:

1.

Review the Corporation’s financial statements, including any certification, report, opinion, or review rendered by the Auditor, MD&A and any annual and interim earnings press releases before the Corporation publicly discloses such information.

2.

Review and satisfy itself that adequate procedures are in place and review the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assess the adequacy of those procedures.

3.

Be directly responsible for overseeing the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit review services for the Corporation.

4.

Require the Auditor to report directly to the Committee.

5.

Review annually the performance of the Auditor who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

6.

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor.

7.

Take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the Auditor.

8.

Recommend to the Board of Directors the external auditor to be nominated at the annual general meeting for appointment and the Auditor for the ensuing year and the compensation for the Auditors, or, if applicable, the replacement of the Auditor.

9.

Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditors of the Corporation.

10.

Review with management and the Auditor the audit plan for the annual financial statements.

11.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Auditor.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

a.

the aggregate amount of all such non-audit services that were not pre-approved is reasonably expected to constitute not more than 5% of the total amount of fees paid by the Corporation and its subsidiary entities to the Auditor during the fiscal year in which the non-audit services are provided;

b.

such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

c.

such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the pre-approval requirement set forth in this section provided the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

12.

In consultation with the Auditor, review with management the integrity of the Corporation’s financial reporting process, both internal and external.

13.

Consider the Auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

14.

Consider and approve, if appropriate, changes to the Corporation’s auditing and accounting principles and practices as suggested by the Auditor and management.

15.

Review significant judgments made by management in the preparation of the financial statements and the view of the Auditor as to the appropriateness of such judgments.

16.

Following completion of the annual audit, review separately with management and the Auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of the work or access to required information.

17.

Review any significant disagreement among management and the Auditor in connection with the preparation of the financial statements.

18.

Review with the Auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented.

19.

Discuss with the Auditor the Auditor’s perception of the Corporation’s financial and accounting personnel, any material recommendations which the Auditor may have, the level of co-operation which the Auditor received during the course of their review and the adequacy of their access to records, data or other requested information.

20.

Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

21.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

22.

Report regularly and on a timely basis to the Board of Directors on the matters coming before the Committee.

23.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

AUTHORITY

The Committee is authorized to:

•

to seek any information it requires from any employee of the Corporation in order to perform its duties;

•

to engage, at the Corporation’s expense, independent legal counsel or other professional advisors in any matter within the scope of the role and duties of the Committee under this Charter;

•

to set and pay compensation for any advisors engaged by the Committee; and

•

to communicate directly with the internal and external auditors of the Corporation.

This Charter supersedes and replaces all prior charters and other terms of reference pertaining to the Committee.

ANNEX A
TO
GOLDEN GOLIATH RESOURCES LTD.
AUDIT COMMITTEE CHARTER

PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
AUDITING MATTERS

1.

Golden Goliath Resources Ltd. (the “Corporation”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Corporation or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.

Any employee of the Corporation may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee would like to discuss the matter directly with a member of the Committee, the employee should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

GOLDEN GOLIATH RESOURCES LTD.

910 – 688 West Hastings Street

Vancouver, B.C. V6B 1P1

3.

Any complaints received by the Corporation that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.

At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.

All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.